EXHIBIT 99.1



RADVISION
PRESS RELEASE

     Corporate Contacts:                                     Investor Relations:
     Adi Sfadia                                                   June Filingeri
     Chief Financial Officer                                   Comm-Partners LLC
     RADVISION                                                   +1 203-972-0186
     +1 201-689-6340                                       junefil@optonline.net
     cfo@radvision.com


                  RADVISION REPORTS FIRST QUARTER 2010 RESULTS
                   - Revenues of $20.8 Million include Initial
           Endpoint Sales - - GAAP Net Loss of $0.22 per Diluted Share
            includes $0.14 of One-Time Acquisition-Related Expenses -
 - Non-GAAP Net Loss is $0.03 per Diluted Share, in Line with Company Forecast -

TEL AVIV, April 28, 2010 -- RADVISION(R) (Nasdaq: RVSN) reported today that revenues for the first quarter of 2010 were $20.8 million, an increase of 13% from the first quarter of 2009 and above forecast.

The operating loss for the first quarter of 2010 was $4.3 million and the net loss was $4.4 million, or $0.22 per diluted share. On a non-GAAP basis, the operating loss was $0.6 million and the net loss was $0.6 million, or $0.03 per diluted share, for the first quarter of 2010. This excludes a total of $2.8 million of one-time expenses related to the Company's acquisition of selected assets of the Aethra group of companies announced in February (see accompanying tables), $0.2 million of expense for amortization of purchased Aethra intangibles, and $0.7 million for the effects of stock-based compensation expense in accordance with ASC 718 (previously SFAS 123R). The total amount excluded for non-GAAP purposes was $3.7 million, equivalent to $0.19 per diluted share.

In the first quarter of 2009, the operating loss was $1.4 million and the net loss was $0.8 million, or $0.04 per share. On a non-GAAP basis, the operating loss was $0.2 million and non-GAAP net income was $0.6 million, or $0.03 per diluted share, in the first quarter of 2009. The non-GAAP amounts for the first quarter of 2009 exclude stock-based compensation expense of $1.2 million and a loss of $0.3 million due to the write-down of certain Auction Rate Securities, with the total of $1.4 million equivalent to $0.07 per diluted share.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

Total revenues for the first quarter of 2010 consisted of $16.8 million for the Networking Business Unit (NBU) including video endpoints and $4.0 million for the Technology Business Unit (TBU). This compares with $13.6 million for the NBU and $4.7 million for the TBU reported in the first quarter of 2009.

The Company's forecast for the first quarter of 2010, presented on February 3, was for revenues of $20.0 million (consisting of NBU revenues of $15.5 million including video endpoints and TBU revenues of $4.5 million), a non-GAAP operating loss of $1.0 million and a non-GAAP net loss of $0.8 million or $0.04 per diluted share.

The Company ended the first quarter of 2010 with approximately $123.4 million in cash and liquid investments, equivalent to $6.32 per basic share, a decrease of $2.7 million from December 31, 2009. The decrease reflects $4.8 million provided by operating activities offset by a $7.0 million payment for the purchase of the Aethra assets and $0.5 million used for capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Our first quarter revenue growth was driven by the better than expected performance of our NBU infrastructure products due to the continued market success of our powerful SCOPIA Elite platform, combined with initial endpoint revenues approaching $1 million for our breakthrough SCOPIA VC240 all-in-one desktop solution, which we developed with SAMSUNG.

"With our introduction last week of our SCOPIA XT1000 high definition room conferencing system, which is based on our recently acquired Aethra endpoint technology and our award-winning infrastructure, we have firmly established our position as an end-to-end videoconferencing solution provider. The early market response to the SCOPIA XT1000, with its high performance, features and competitive pricing, has been very positive. We are quickly adding leading and experienced resellers/technology partners to our channel network because of it.

"We expect to realize initial revenues from the SCOPIA XT1000 at the end of the current quarter, with a fuller ramp up in the second half of 2010. We also expect further growth in our revenues from the SCOPIA VC240 during the rest of the year. While our first quarter revenues from Cisco met our forecast, we are moving forward aggressively with our strategy to replace future lost revenues now that the Cisco-Tandberg transaction is complete, and to position our Company for growth."

Mr. Raviv concluded: "This is a time of consolidation and realignment in the Unified Communications marketplace as well as a time of robust growth prospects for videoconferencing. With our new position as an end-to-end solution provider, supported by our continued focus on technology leadership, we have substantially improved our ability to take advantage of the rapidly emerging opportunities in our marketplace."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the second quarter of 2010 of approximately $22.0 million and a net loss of approximately $1.0 million or $0.05 per diluted share. This includes stock-based compensation expense in accordance with ASC 718 of $0.7 million and amortization of purchased intangible assets of $0.4 million. Excluding these items, non-GAAP net income for the second quarter of 2010 is expected to be $0.1 million or $0.01 per diluted share. That compares to revenues in the second quarter of 2009 of $19.6 million and net income of $0.4 million, or $0.02 per diluted share. This included stock-based compensation expense of $1.1 million equivalent to $0.06 per diluted share. Excluding the effect of these items, non-GAAP net income for the second quarter of 2009 was $1.6 million, or $0.08 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

First Quarter 2010 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its first quarter 2010 results and second quarter outlook, today, Wednesday, April 28, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on May 5th. To access the replay, please dial 1-866-490-5842 (International dialers may call +1-203-369-1704).

The PowerPoint presentation highlighting key financial metrics as well as the second quarter 2010 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on April 28th and will be archived on the website until the end of the second quarter.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data
                                                          Three months ended
                                                              March 31,
                                                     --------------------------
                                                         2010            2009
                                                     -----------     ----------
                                                              Unaudited
                                                     --------------------------

Revenues                                              $    20,753   $    18,299
Cost of revenues                                            5,235         4,111
                                                      -----------   -----------

Gross profit                                               15,518        14,188
                                                      -----------   -----------

Operating costs and expenses:
  Research and development                                  7,553         7,084
  Selling and marketing                                     7,749         7,085
  General and administrative                                1,449         1,382
  Amortization of purchased intangibles *)                    214           -
  Acquisition-related costs                                   364           -
  Acquisition-related restructuring expenses, net *)        2,460           -
                                                      -----------   -----------

Total operating costs and expenses                         19,789        15,551
                                                      -----------   -----------

Operating loss                                             (4,271)       (1,363)
Financial income, net                                         272           632
                                                      -----------   -----------

Loss before taxes on income                                (3,999)         (731)
Taxes expenses                                               (361)         (106)
                                                      -----------   -----------

Net loss                                              $    (4,360)  $      (837)
                                                      ===========   ===========

Basic net loss per Ordinary share                     $     (0.22)  $     (0.04)
                                                      ===========   ===========

Weighted Average Number of Shares Outstanding
 During the Period - Basic                             19,513,130    19,564,269
                                                      ===========   ===========

Diluted net loss per Ordinary share                   $     (0.22)  $     (0.04)
                                                      ===========   ===========

Weighted Average Number of Shares Outstanding
 During the Period - Diluted                           19,513,130    19,564,269
                                                      ===========   ===========

*) The allocation of the purchase price reflected in the consolidated statements of income is preliminary.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718 (formerly SFAS 123R), amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                                             Three months ended
                                           -----------------------------------------------------------------------------------------
                                                         March 31, 2010                                  March 31, 2009
                                           --------------------------------------------   ------------------------------------------
                                                                                   (Unaudited)
                                           -----------------------------------------------------------------------------------------
                                            GAAP results     Non-GAAP       Non-GAAP     GAAP results     Non-GAAP       Non-GAAP
                                           (as reported)   Adjustment(*)    results      (as reported)  Adjustment(*)    results
                                           -------------   -------------  -----------    -------------  -------------  ------------
Gross profit                                $    15,518    $        60    $    15,578    $    14,188    $        95    $    14,283
Total operating costs and expenses          $    19,789    $    (3,636)   $    16,153    $    15,551    $    (1,073)   $    14,478
Operating loss                              $    (4,271)   $     3,696    $      (575)   $    (1,363)   $     1,168    $      (195)
Income (loss) before taxes on income        $    (3,999)   $     3,713    $      (286)   $      (731)   $     1,427    $       696
Net income (loss)                           $    (4,360)   $     3,713    $      (647)   $      (837)   $     1,427    $       590
                                            ===========    ===========    ===========    ===========    ===========    ===========
Basic net earnings (loss) per
  Ordinary share                            $     (0.22)   $      0.19    $     (0.03)   $     (0.04)   $      0.07    $      0.03
                                            ===========    ===========    ===========    ===========    ===========    ===========
Diluted net earnings (loss) per
  Ordinary share                            $     (0.22)   $      0.19    $     (0.03)   $     (0.04)   $      0.07    $      0.03
                                            ===========    ===========    ===========    ===========    ===========    ===========


(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

                                                         Three months ended
                                                              March 31,
                                                    ---------------------------
                                                        2010           2009
                                                    ------------   ------------
                                                            Unaudited
                                                    ---------------------------
GAAP net loss                                       $    (4,360)   $      (837)
                                                    ============   ============
Share-based compensation                                    658          1,168
Amortization of purchased intangibles                       214              -
Acquisition-related costs                                   364              -
Acquisition-related restructuring expenses, net           2,460              -
Other than temporary impairment of available
  for sale marketable securities                             17            259
                                                    ------------   ------------
Non-GAAP net income (loss)                          $      (647)   $        590
                                                    ============   ============
Non-GAAP diluted net income (loss) per
  Ordinary share                                    $     (0.03)        $ 0.03
                                                    ============   ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data


                                                   March 31,   December 31,
                                                      2010        2009
                                                   ---------    ---------
                                                   Unaudited     Audited
                                                   ---------    ---------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  17,494    $  40,289
  Short-term bank deposits *)                         57,897       55,352
  Short-term marketable securities *)                  4,367        4,713
  Trade receivables                                    7,955       11,712
  Other accounts receivable and prepaid expenses       6,259        5,552
  Inventories                                          1,516          980
                                                   ---------    ---------

Total current assets                                  95,488      118,598
                                                   ---------    ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  42,831       25,699
  Long-term bank deposits *)                             800          -
  Long-term prepaid expenses                           2,225        2,310
  Severance pay fund                                   6,481        6,242
  Long-term deferred tax asset                         1,533        1,533
                                                   ---------    ---------

Total long-term investments and receivables           53,870       35,784
                                                   ---------    ---------

Property and equipment, net                            4,395        4,649
                                                   ---------    ---------

Goodwill **)                                           5,088        2,966
                                                   ---------    ---------

Other intangible assets, net **)                       6,156          -
                                                   ---------    ---------

Total assets                                       $ 164,997    $ 161,997
                                                   =========    =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   2,150    $   1,475
  Deferred revenues                                    8,130        8,064
  Accrued expenses and other accounts payable         17,438       12,146
                                                   ---------    ---------

Total current liabilities                             27,718       21,685
                                                   ---------    ---------

Accrued severance pay                                  7,534        7,299
                                                   ---------    ---------

Total liabilities                                     35,252       28,984
                                                   ---------    ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234          234
  Additional paid-in capital                         146,815      145,998
  Treasury stock                                     (32,886)     (32,970)
  Accumulated other comprehensive income                (612)        (842)
  Retained earnings                                   16,194       20,593
                                                   ---------    ---------

Total shareholders' equity                           129,745      133,013
                                                   ---------    ---------

Total liabilities and shareholders' equity         $ 164,997    $ 161,997
                                                   =========    =========

*) Total cash and liquid investments               $ 123,389    $ 126,053
                                                   =========    =========

**) The allocation of the purchase price reflected in the consolidated balance sheets is preliminary.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                          March 31,    December 31,
                                                            2010           2009
                                                          ---------    ------------
                                                          Unaudited       Audited
                                                          ---------    ------------
Cash flows from operating activities:
  Net loss                                                 $ (4,360)   $   (837)
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                               962         973
    Accrued interest, amortization of premium and
      accretion of discount on marketable securities
      and bank deposits, net                                   (308)         52
    Amortization of deferred stock compensation                 658       1,168
    Tax benefit relating to loss carryforwards resulting
      from exercise of stock options                           (159)        (19)
    Decrease in trade receivables, net                        3,757         478
    Increase in other accounts receivable and
      prepaid expenses                                         (334)       (900)
    Decrease (increase) in inventories                         (436)        361
    Decrease  in long-term prepaid expenses                      85          85
    Decrease (increase)  in deferred tax asset                 (134)         33
    Increase (decrease) in trade payables                       675        (287)
    Increase (decrease) in deferred revenues                     66        (560)
    Increase (decrease) in accrued expenses and
      other accounts payable                                  3,843      (2,546)
    Accrued severance pay, net                                   (4)        (82)
                                                           --------    --------

Net cash provided by (used in) operating activities           4,311      (2,081)
                                                           --------    --------

Cash flows from investing activities:
  Proceeds from redemption of marketable securities           7,100       5,120
  Purchase of marketable securities                         (23,575)     (3,500)
  Proceeds from withdrawal of bank deposits                   8,500      42,591
  Purchase of bank deposits                                 (11,857)    (48,044)
  Purchase of property and equipment                           (494)       (320)
  Payment for the acquisition of Aethra (a)                  (6,984)        -
                                                           --------    --------

Net cash used in investing activities                       (27,310)     (4,153)
                                                           --------    --------

Cash flows from financing activities:
  Purchase of treasury stock                                    -        (1,142)
  Exercise of options by employees                               45         -
  Tax benefit related to exercise of stock options              159          19
                                                           --------    --------

Net cash provided by (used in) financing activities             204      (1,123)
                                                           --------    --------

Decrease in cash and cash equivalents                       (22,795)     (7,357)
Cash and cash equivalents at beginning of period             40,289      37,872
                                                           --------    --------

Cash and cash equivalents at end of period                 $ 17,494    $ 30,515
                                                           ========    ========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                              Three months ended
                                                               March 31, 2010
                                                              ------------------
                                                                  Unaudited
                                                              ------------------
(a) Payment for the acquisition of Aethra *):

       Estimated fair value of assets acquired
         in liabilities assumed at the acquisition date:

       Working capital, excluding cash and cash equivalents       $    67
       Customer relationships                                       1,340
       Technology                                                   4,200
       In-process research and development                            830
       Goodwill                                                     2,122
                                                                  -------

       Total fair value of assets acquired in liabilities
         assumed at the acquisition date                            8,559
                                                                  -------

       Less - accrued payment                                      (1,575)
                                                                  -------

                                                                  $ 6,984
                                                                  =======


*) The allocation of the purchase price reflected in the above table is based upon preliminary valuation of tangible and intangible assets acquired.